August 28, 2018

VIA ELECTRONIC CORRESPONDENCE & EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street

Washington, D.C. 20549

Attention: Erin E. Martin

Re:                             W. P. Carey Inc.
Amendment No. 1 to the Registration Statement on Form S-4
Filed August 28, 2018
File No. 333-226408

Dear Ms. Martin:

In accordance with Rules 460 and 461 under the Securities Act of 1933, as amended, W. P. Carey Inc., a Maryland corporation (the “Company”) hereby requests acceleration of the effectiveness of the Company’s Registration Statement on Form S-4, File Number 333-226408, as amended, so that it will become effective at 12:00 P.M., New York City time, on Wednesday, August 29, 2018, or as soon as practicable thereafter.

Should you have any questions or comments regarding the foregoing, please contact Christopher P. Giordano, Esq. of DLA Piper LLP (US), counsel to the Company at (212) 335-4522.

Sincerely,

/s/ Jason E. Fox

Jason E. Fox
Chief Executive Officer
W. P. Carey Inc.

*****

cc:                                Joshua Lobert
Securities and Exchange Commission

Paul Marcotrigiano, Esq.
W. P. Carey Inc.

Christopher P. Giordano, Esq.
DLA Piper LLP (US)

Kathleen L. Werner, Esq.
Clifford Chance US LLP